UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Year ended December 31, 2023

Fundrise Equity REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	35-2536661
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Fl, Washington, DC (Address of Principal Executive Offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. These risk factors and uncertainties which could have a material adverse effect on our operations and future prospects, along with others, are detailed under the heading “Risk Factors” in our latest offering circular (the “Offering Circular”) filed by the Company with the Securities and Exchange Commission (“SEC”), which may be accessed here (beginning on page 27) and may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

 Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. We undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

Item 1.	Business

Fundrise Equity REIT, LLC is a Delaware limited liability company formed on June 30, 2015 to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Equity REIT”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Equity REIT, LLC unless the context indicates otherwise.

Effective September 1, 2022, the Company merged (the “Merger”) with Fundrise Balanced eREIT, LLC (the “Target eREIT”), with the Company as the surviving entity. In connection with the Merger, we issued to the shareholders of the Target eREIT our common shares based on an agreed upon exchange ratio (the “Exchange Ratio”). The Exchange Ratio was based on the Target eREIT’s net asset value (“NAV”) per share that was effective as of the date of the Merger, September 1, 2022. For more information about the Merger, please see the relevant offering circular filed on September 1, 2022, here.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2016, the Company has operated in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. The Company has one taxable real estate investment trust subsidiary (“TRS”), which was established on February 1, 2021.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates our platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in opportunities that may have been historically difficult to access. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

For real estate debt investments, our Manager intends to directly structure, underwrite and originate many of the debt products in which we invest as this provides for the best opportunity to control our borrower and partner relationships and optimize the terms of our investments. Our proven underwriting process, which our management team has successfully developed over their extensive real estate careers in a variety of market conditions and implemented at our Sponsor, will involve comprehensive financial, structural, operational and legal due diligence of our borrowers and partners in order to optimize pricing and structuring and mitigate risk. We feel the current and future market environment for commercial real estate properties and development projects (including any existing or future government-sponsored programs) provides a wide range of opportunities to generate compelling investments with strong risk-return profiles for our shareholders.

We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term;

•	to grow net cash from operations so that an increasing amount of cash flow is available for distributions to investors over the long term; and

•	to preserve, protect and return shareholders’ capital contributions.

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long-term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, there is no assurance that our investment objectives will be met. We cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee reviews our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us.

Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well-positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” in our Offering Circular, which may be accessed here, (beginning on page 27) as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes thereto contained in this Annual Report. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For more information, see “Statements Regarding Forward Looking Information”. Unless otherwise indicated, the latest results discussed below are as of December 31, 2023.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2023 and 2022, we have raised total gross offering proceeds of approximately $255.9 million and $250.3 million, respectively, from settled subscriptions (including the $200,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $9.9 million and $8.1 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 19.8 million and 19.5 million, respectively, of our common shares. On January 4, 2023, the Company qualified approximately $15.4 million of additional common shares for sale pursuant to Regulation A. Assuming the settlement for all subscriptions received, approximately $11.7 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering as of December 31, 2023.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until September 30, 2016, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares is subject to adjustment every fiscal quarter (or as soon as commercially reasonable) and will equal the greater of (i) $10.00 per share or (ii) the sum of our NAV, divided by the number of our common shares outstanding as of the end of the prior fiscal quarter (“NAV per share”).

Below is the quarterly NAV per share since December 31, 2021, as determined in accordance with our valuation policies. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$19.55	Form 1-U
March 31, 2022	$20.32	Form 1-U
June 30, 2022	$20.75	Form 1-U
September 1, 2022(1)	$21.10	Form 1-U
December 31, 2022	$17.89	Form 1-U
March 31, 2023	$18.03	Form 1-U
June 30, 2023	$17.72	Form 1-U
September 30, 2023	$17.45	Form 1-U
December 30, 2023	$16.43	Form 1-U
March 29, 2024	$16.70	Form 1-U

(1)	In connection with the Merger, the Manager adjusted NAV per share on September 1, 2022, effective as of such date.

Distributions

To qualify as a REIT, and to maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 20% from ordinary income and 80% from return of capital for the year ended December 31, 2023. When calculated on a tax basis, distributions were made 100% from capital gains for the year ended December 31, 2022.

Any distributions that we make will directly impact our NAV by reducing our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

For further details, please see Note 7, Distributions in our consolidated financial statements.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective November 17, 2023, we revised our Redemption Plan to reflect that (i) the Manager in its sole discretion may determine to redeem in full a shareholder holding less than 100 common shares prior to redeeming other requests on a pro-rata basis; (ii) the last day to submit a redemption request will be the last business day of the applicable quarter; (iii) redemptions not fully honored will be terminated, and will need to be resubmitted in order to be considered in any subsequent period when redemptions are being processed; and (iv) to reduce the maximum amount of shares that may be redeemed in a quarter to be 1.25% of the NAV of all of our outstanding shares as of the first day of the last month of such calendar quarter. Previously, we revised our redemption plan effective October 1, 2022, to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2023 and 2022, approximately 6.3 million and 4.2 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the year ended December 31, 2023 is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate cash flows from rental revenue on our investments in rental real estate properties, distributions from our equity method investees, and interest revenue on our real estate debt investments. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies - Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

For the years ended December 31, 2023 and 2022, we had net (loss) income of approximately ($868,000) and $57.3 million, respectively.

Revenue

Rental Revenue

For the years ended December 31, 2023 and 2022, we earned rental revenue of approximately $9.1 million and $8.3 million, respectively, from the operations of rental real estate properties. The increase in rental revenue is primarily attributable to a full year of rental revenue from one rental real estate property acquired in connection with the Merger.

Interest Revenue

For the years ended December 31, 2023 and 2022, we earned interest revenue of approximately $1.8 million and $1.5 million, respectively, from our investments. The increase in interest revenue is primarily attributable to one real estate debt investment acquired in connection with the Merger.

 Other Revenue

For the years ended December 31, 2023 and 2022, we earned other revenue of approximately $1.6 million and $1.6 million, respectively. Other revenue is primarily generated from money market dividends earned, as well as other revenue from our rental real estate properties such as amenity fees, late rent fees, parking, and lease termination fees.

Expenses

Property Operating and Maintenance

For the years ended December 31, 2023 and 2022, we incurred property operating and maintenance expense of approximately $4.8 million and $4.9 million, respectively, which includes property insurance, real estate taxes, and other routine maintenance costs.

Investment Management Fees – Related Party

For the years ended December 31, 2023 and 2022, we incurred investment management fees of approximately $2.3 million and $2.5 million, respectively. The decrease in investment management fees is directly related to a decrease in NAV in the current period, as the investment management fee is calculated as a percentage of net assets each quarter.

Depreciation and Amortization

For the years ended December 31, 2023 and 2022, we incurred depreciation and amortization expense of approximately $2.4 million and $2.2 million, respectively. The increase in depreciation and amortization expense is due to the acquisition of one rental real estate property in connection with the Merger.

General and Administrative Expenses

For the years ended December 31, 2023 and 2022, we incurred general and administrative expenses of approximately $689,000 and $859,000, respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business. The decrease in general and administrative costs are primarily attributable to decreased legal expenses associated with the Merger in the prior year.

Other Income (Expense)

Equity in Earnings

For the years ended December 31, 2023 and 2022, we recognized equity in earnings of approximately $1.1 million and $58.5 million from our equity method investees, respectively. The decrease in equity in earnings is primarily attributable to the gains recognized from the disposition of one equity method investment and gains on the sale of real estate from another equity method investment during the year ended December 31, 2022. During the year ended December 31, 2022, a $19.5 million gain was recognized from the disposition of EMIF-Fundrise JV LP, and we recognized approximately $36.4 million in earnings from our investment in the Aspect Promenade JV LP as a result of gains on the sale of real estate. Comparatively, during the year ended December 31, 2023, there were no investment dispositions and equity in earnings was comprised of our share of routine net income from underlying investments. For more information, see Note 3, Investments in Equity Method Investees.

Interest Expense

For the years ended December 31, 2023 and 2022, we incurred interest expense of approximately $3.9 million and $2.1 million, respectively. The increase in interest expense is due to increased interest rates on two mortgage payables which were refinanced in May 2022 and June 2022 with higher interest rates, and one mortgage payable assumed as part of the acquisition of one rental real estate property in connection with the Merger.

(Decrease) Increase in Fair Value of Derivative Financial Instruments

For the years ended December 31, 2023 and 2022, we recognized a (decrease) increase in the fair value of our derivative financial instruments of approximately ($449,000) and $542,000, respectively. The derivative financial instruments are related to the interest rate cap agreements associated with our mortgage payables on three rental real estate properties. All three instruments were acquired during 2022 in connection with refinanced mortgage loans or acquired in connection with the Merger. The decrease in the fair value of our derivative financial instruments in the current year are a result of decreases in interest rates in the capital markets relative to the prior year.

Our Investments

During the years ended December 31, 2023 and 2022, we had the following investments. See “Recent Developments” for a description of any investments we have made since December 31, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Purchase Price	Overview (Form 1-U)
AP98 Controlled Subsidiary	Conroe, TX	Single Family Rental	197,000	12/15/2020	$31,750,000	Initial	Update
West Kernan Controlled Subsidiary	Jacksonville, FL	Multifamily	267,000	04/08/2021	$66,250,000	Initial	Update
A93 Controlled Subsidiary (1)	Capital Heights, MD	Industrial	20,000	09/01/2022	$9,600,000	Initial	Update

(1)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition - 2022 for more information about the Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the Merger, respectively.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return (1)	Redemption Date (2)	Total Commitment (3)	LTV (4)	Overview (Form 1-U)
RSE The Reef Controlled Subsidiary	Fort Myers, FL	Multifamily	08/31/2018	10.9%	09/01/2028	$6,835,000	82.1%	Initial	N/A

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow.

Real Estate Debt Investments	Location	Type of Property	Date of Acquisition	Interest Rate (2)	Maturity Date (3)	Total Commitment (4)	LTC (5)	Overview (Form 1-U)
Traditions Mezzanine Loan (1)	Grand Prairie, TX	Multifamily	09/01/2022	12.5%	11/13/2023	$13,157,000	80.7%	Initial Update Update

(1)

This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition -2022 for more information about the Merger. The date of acquisition herein represents the date of the Merger; however, the projected loan-to-cost (“LTC”) presented is as of the asset’s initial date of acquisition, November 13, 2020.

On May 26, 2023, the Traditions Mezzanine Loan was paid off in full, including principal and accrued interest, and is no longer outstanding.

(2)	Interest Rate refers to the projected annual interest rate on each loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.

(3)	Maturity Date refers to the initial maturity date of each loan, and does not take into account any extensions that may be available.

(4)	Total Commitment refers to the total commitment made by the Company to fund the loan, not all of which may have been funded on the acquisition date.

(5)	LTC ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are subject to construction. LTCs presented are as of the initial acquisition date, and have not been subsequently updated. There can be no assurance that the anticipated completion cost will be achieved.

Real Property Controlled Subsidiaries (Joint Venture Investments)	Location	Type of Property	Date of Acquisition	Purchase Price (1)		Overview (Form 1-U)
RSE Peak Controlled Subsidiary	Richland, WA	Multifamily	09/19/2016	$8,460,000		Initial	Update
RSE REM Controlled Subsidiary (2)	Charlotte, NC	Multifamily	04/28/2017	$8,506,500		Initial	Update
RSE Aspect Promenade Controlled Subsidiary (3)	Kissimmee, FL	Multifamily	05/30/2018	$18,158,000		Initial	Update
RSE Aspect Promenade Controlled Subsidiary (3)	Hollywood, FL	Multifamily	07/18/2018	$12,316,489		Initial	Update
RSE Aspect Promenade Controlled Subsidiary (4)	Raleigh, NC	Multifamily	03/29/2019		(4)	N/A	N/A
RSE Amira Controlled Subsidiary	Tampa, FL	Multifamily	07/18/2019	$18,117,000		Initial	Update
EVO Controlled Subsidiary	Las Vegas, NV	Multifamily	12/20/2019	$6,000,000		Initial	Update
Lexington Controlled Subsidiary	Lithonia, GA	Multifamily	02/26/2021	$13,591,000		Initial	N/A
Trellis Controlled Subsidiary	Marietta, GA	Multifamily	04/02/2021	$12,513,000		Initial	N/A
Quail Valley Controlled Subsidiary (5)	Charlotte, NC	Multifamily	09/01/2022	$13,891,000		Initial	N/A
Chase Heritage Controlled Subsidiary (5)	Sterling, VA	Multifamily	09/01/2022	$22,827,000		Initial	N/A
Alon Controlled Subsidiary (5)	San Antonio, TX	Multifamily	09/01/2022	$6,516,000		Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On June 21, 2022, the RSE REM Controlled Subsidiary (EMIF-Fundrise JV LP) sold the Ascend at 1801 Property for a sales price of approximately $103.0 million. See Note 3, Investments in Equity Method Investees for further information regarding this disposition.

(3)	On August 12, 2022, the Aspect Promenade Controlled Subsidiary (Aspect Promenade JV LP) sold the EnV property located in Hollywood, FL, for a sales price of approximately $110.0 million. Our distribution received from the sale totaled approximately $31.1 million. On September 14, 2022, the Aspect Promenade JV LP sold the Aspect property located in Kissimmee, FL, for a sales price of approximately $127.5 million. Our distribution received from the sale totaled approximately $22.8 million. The Aspect Promenade JV LP continues to own and operate the Sterling Town Center property located in Raleigh, NC. See Note 3, Investments in Equity Method Investees for further information regarding these dispositions.

(4)	An affiliated entity became a member of the Aspect Promenade JV LP on March 29, 2019, contributing joint venture ownership in the investment located in Raleigh, NC as its initial contribution to the joint venture. As such, the Company’s ownership interest in the Aspect Promenade JV LP decreased to 44.1% and the Aspect Promenade JV LP has invested in a total of three properties, disclosed in the table above. Subsequent to achieving return hurdles defined in the joint venture agreement and as of December 31, 2023, the Company’s limited partner percentage interest is 27.6%.

(5)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition- 2022 for more information about the Merger. The date of acquisition and purchase price herein represent the date and relative fair value of the acquired asset as of the Merger, respectively.

As of December 31, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting also included the initial and subsequent contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. See Note 11, Related Party Arrangements for further information regarding National Lending.

The Company has also previously invested in real estate through common stock of publicly traded REIT securities. See Note 10, Fair Value of Financial Instruments, for further information regarding our investments in publicly traded REIT securities.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations.

As of December 31, 2023, we had deployed approximately $211.8 million in net capital for fourteen investments and had approximately $14.0 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2023, we anticipate that cash on hand and proceeds from our Offering will provide sufficient liquidity to meet future funding commitments and costs of operations for at least the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. As of April 25, 2024, we had approximately $5.1 million outstanding on unsecured Company level debt, including principal and accrued interest. No Company level debt was outstanding as of December 31, 2023. This does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost-effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

Additionally, because certain of our investments include both current interest payments and interest paid-in kind upon redemption of our investments, there may be differences between net income from operations and cash flow generated from our investments.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. The past twelve months have proven to be the single most challenging year for real estate returns since the 2008 Great Financial Crisis. At the beginning of the year, economists surveyed by Bloomberg predicted there would be a recession in 2023. Likewise, we were very much in agreement with this thinking, believing that the financial markets could not survive the fastest rate hiking cycle in modern history without eventually breaking in some form or fashion. However, upon deeper analysis we concluded that the lag between the rate hiking cycle and a potential broader market downturn may take much longer than we had initially expected, with historical data suggesting that such an event on average would be more likely to occur in the middle to end of 2024 (about 8-12 months after the Federal Reserve’s last rate increase).

While there was no broader recession in 2023, what many investors may not realize is that there was in fact, a substantial recession across nearly the entire real estate industry with values in many cases falling between 20-40%, equal to or in some instances greater than the declines that were witnessed in 2008. Although rising interest rates dragged down real estate returns throughout the year, we believe we have reached a turning point with inflation now easing and the Federal Reserve signaling an end to rate hikes. Looking ahead, we believe that just as rising interest rates pulled real estate values down, falling interest rates will act as a strong tailwind, likely pushing real estate values higher and in turn producing potentially positive results for investors going forward. As we shift to this next phase of the Federal Reserve lowering rates, we expect there to be significant buying opportunities that will present themselves.

 Off-Balance Sheet Arrangements

As of the years ended December 31, 2023 and 2022, we had no off-balance sheet arrangements.

Recent Developments

Status of our Offering

As of April 25, 2024, we had raised total gross offering proceeds of approximately $257.2 million from settled subscriptions (including proceeds received in private placements to our Sponsor and Fundrise, L.P., and the approximately $10.0 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 19.9 million of our common shares.

National Lending

On March 28, 2024, National Lending issued a new promissory note to the Company for a total maximum principal amount of $7.0 million. The note bears a 6.50% interest rate per annum and matures on March 28, 2025. As of April 25, 2024, approximately $5.1 million of principal was outstanding.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	47	Chief Executive Officer
Brandon T. Jenkins	38	Chief Operating Officer
Bjorn J. Hall	43	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	43	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. In 1999, Mr. Miller joined LYTE, a technology start-up building a bricks-and-clicks e-commerce and content platform. From 1997 to 1999, Mr. Miller worked as an analyst for Lubert-Adler Partners, a real estate private equity fund. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with our Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins has a Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch currently serves as the Chief Financial Officer of our Manager and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 11, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2024 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	1,100	*
Brandon T. Jenkins	105	*
Bjorn J. Hall	329	*
Alison A. Staloch	24	*
All executive officers of our Manager as a group (4 persons)	1,558	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 11, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

Item 7.	Financial Statements

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Equity REIT, LLC

Independent Auditor’s Report

Members

Fundrise Equity REIT, LLC

Opinion

We have audited the consolidated financial statements of Fundrise Equity REIT, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 25, 2024

Fundrise Equity REIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of December 31, 2023	As of December 31, 2022
ASSETS
Cash and cash equivalents	$13,994	$77,601
Restricted cash	2,517	2,015
Other assets, net	338	386
Intangible lease assets, net	483	544
Derivative financial instruments	955	1,404
Real estate debt investments	8,982	23,929
Investments in equity method investees	103,601	106,717
Investments in rental real estate properties, net	102,407	104,515
Total Assets	$233,277	$317,111

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$1,697	$1,851
Due to related party	550	729
Settling subscriptions	40	-
Distributions payable	1,284	52,375
Redemptions payable	10,403	7,824
Rental security deposits and other liabilities	394	449
Mortgages payable, net	59,593	59,529
Total Liabilities	73,961	122,757

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 19,816,473 and 19,506,920 shares issued and 13,565,733 and 15,243,372 shares outstanding as of December 31, 2023 and 2022, respectively	158,451	187,978
Retained earnings	865	6,376
Total Members’ Equity	159,316	194,354
Total Liabilities and Members’ Equity	$233,277	$317,111

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Revenue
Rental revenue	$9,087	$8,296
Interest revenue	1,756	1,549
Other revenue	1,620	1,578
Total revenue	12,463	11,423

Expenses
Property operating and maintenance	4,758	4,851
Investment management fees – related party	2,256	2,484
Depreciation and amortization	2,397	2,188
General and administrative expenses	689	859
Total expenses	10,100	10,382

Other income (expense)
Equity in earnings	1,073	58,501
Interest expense	(3,855)	(2,091)
Interest expense – related party	-	(2)
Gain (loss) on equity securities	-	(659)
(Decrease) increase in fair value of derivative financial instruments	(449)	542
Total other income (expense)	(3,231)	56,291

Net (loss) income	$(868)	$57,332

Net (loss) income per basic and diluted common share	$(0.06)	$4.03
Weighted average number of common shares outstanding, basic and diluted	14,780,758	14,234,082

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Retained	Total Members’
	Shares	Amount	Earnings	Equity
December 31, 2021	13,323,608	$146,349	$6,037	$152,386
Issuance of common shares	3,018,214	62,858	-	62,858
Amortization of deferred offering costs	-	(96)	-	(96)
Distributions declared on common shares	-	-	(56,993)	(56,993)
Redemptions of common shares	(1,098,450)	(21,133)	-	(21,133)
Net income	-	-	57,332	57,332
December 31, 2022	15,243,372	$187,978	$6,376	$194,354
Issuance of common shares	309,553	5,532	-	5,532
Amortization of deferred offering costs	-	(72)	-	(72)
Distributions declared on common shares	-	-	(4,643)	(4,643)
Redemptions of common shares	(1,987,192)	(34,987)	-	(34,987)
Net loss	-	-	(868)	(868)
December 31, 2023	13,565,733	$158,451	$865	$159,316

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
OPERATING ACTIVITIES:
Net (loss) income	$(868)	$57,332
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Equity in earnings	(1,073)	(58,501)
Return on investment from equity method investees	2,797	39,949
Depreciation and amortization	2,397	2,188
Amortization of debt issuance costs	69	144
Allowance for doubtful accounts	46	64
Interest revenue received in kind	(1,283)	(1,076)
Decrease (increase) in fair value of derivative financial instruments	449	(542)
Gain (loss) on equity securities	-	659
Changes in assets and liabilities:
Net (increase) decrease in other assets	2	(98)
Net increase (decrease) in accounts payable and accrued expenses	(151)	839
Net increase (decrease) in due to related party	(179)	(188)
Net increase (decrease) in rental security deposits and other liabilities	(55)	34
Net cash provided by operating activities	2,151	40,804
INVESTING ACTIVITIES:
Repayment of real estate debt investments	16,230	-
Investment in equity method investees	(2,258)	(5,484)
Repayment of equity method investees	-	24,534
Return of investment from equity method investees	3,650	22,678
Improvements of rental real estate properties	(228)	(418)
Sale of equity securities	-	4,272
Issuance of real estate deposits	-	(151)
Release of real estate deposits	-	151
Investment in derivative financial instruments	-	(447)
Cash and cash equivalents received in connection with the merger	-	770
Net cash provided by investing activities	17,394	45,905
FINANCING ACTIVITIES:
Repayment of notes payable – related party	-	(15,000)
Proceeds from mortgages payable	-	55,619
Repayments of mortgages payable	(5)	(53,638)
Payment of debt issuance costs	-	(690)
Proceeds from issuance of common shares	5,522	11,068
Redemptions paid	(32,408)	(16,354)
Proceeds from settling subscriptions	40	-
Distributions paid	(55,724)	(6,818)
Offering costs paid	(75)	(93)
Net cash used in financing activities	(82,650)	(25,906)

Net (decrease) increase in cash and cash equivalents and restricted cash	(63,105)	60,803
Cash and cash equivalents and restricted cash, beginning of year	79,616	18,813
Cash and cash equivalents and restricted cash, end of year	$16,511	$79,616

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:
Non-cash transactions related to the Merger of Fundrise Equity REIT, LLC and Fundrise Balanced eREIT, LLC (the “Target eREIT”), in which Fundrise Equity REIT, LLC was the surviving entity:
Issuance of common shares to shareholders of the Target eREIT	$-	$51,712
Issuance of common shares to Fundrise L.P.	$-	$13
Issuance of common shares to Rise Companies Corp.	$-	$6
Assumption of mortgage payable	$-	$4,560
Assumption of notes payable – related party	$-	$15,000
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid – related party note	$-	$309
Interest paid – mortgages payable	$3,710	$1,735

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Equity REIT, LLC

Notes to Consolidated Financial Statements

For the Years Ended December 31, 2023 and 2022

1.	Formation and Organization

Fundrise Equity REIT, LLC was formed on June 30, 2015 as a Delaware limited liability company and substantially commenced operations on February 27, 2016. As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Equity REIT, LLC except where the context otherwise requires. Effective September 1, 2022, Fundrise Balanced eREIT, LLC (the “Target eREIT”), merged with and into Fundrise Equity REIT, LLC, with the Company as the surviving entity (the “Merger”).

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of commercial real estate properties, as well as commercial real estate loans, commercial real estate debt securities (including commercial mortgage-backed securities, collateralized debt obligations, real estate investment trust (“REIT”) senior unsecured debt), and other select real estate-related assets, where the underlying assets primarily consist of such properties. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. Each investment in rental real estate properties is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We have operated in such a manner as to qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2016. On February 1, 2021, we formed a taxable REIT subsidiary (“TRS”) to facilitate the acquisition of real estate investments completed in 2021. As of December 31, 2023, we have not established an operating partnership or qualified REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT.

The Company’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of the Offering. However, each Offering is subject to qualification by the SEC. The Company qualified approximately $15.4 million of additional common shares pursuant to Regulation A on January 4, 2023, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of December 31, 2023 and 2022, after redemptions, the Company had net common shares outstanding of approximately 13.6 million and 15.2 million, respectively, including common shares held by Rise Companies Corp. (the “Sponsor”), the owner of the Manager, and Fundrise L.P., an affiliate of the Sponsor. As of December 31, 2023 and 2022, the Sponsor owned 653 common shares, and Fundrise L.P. owned 20,505 common shares, respectively. As of December 31, 2023 and 2022, third parties had purchased approximately 525,000 and 483,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $9.9 million and $8.1 million, respectively. As of December 31, 2023 and 2022, the total amount of equity issued by the Company on a gross basis was approximately $255.9 million and $250.3 million, respectively, and the total amount of settling subscriptions was approximately $40,000 and $0, respectively. These amounts were based on a per share price of $17.45 and $21.10 as of December 31, 2023 and 2022, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the years ended December 31, 2023 and 2022, approximately $10,000 and $0, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. The Company did not have any consolidated VIEs as of December 31, 2023 or 2022.

All intercompany balances and transactions have been eliminated in consolidation.

Merger Transaction – Asset Acquisition - 2022

As a result of the Merger, the financial information being presented represents a continuation of the financial information of the acquired assets. The investments we acquire typically are not businesses as defined by ASU 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business. The guidance for business combinations states that a business is a set that has inputs, substantive processes, and outputs. However, if there is no substantive process acquired by the Company or substantially all of the fair value is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The Company has accounted for the Merger as an asset acquisition given no substantive processes were acquired. Acquisition costs are capitalized and identifiable assets (including physical assets and in-place leases), liabilities assumed and any noncontrolling interests are measured by allocating the cost of the acquisition on a relative fair value basis.

The following table details the relative fair value of the assets acquired and liabilities assumed in connection with the Merger (amounts in thousands):

Description	Asset Acquisition Allocation
Cash and cash equivalents	$770
Other assets	262
Derivative financial instruments	415
Intangible lease assets	571
Real estate debt investments	14,799
Investment in rental real estate properties	9,029
Investment in equity method investees	45,947
Accounts payable and accrued expenses	(113)
Due to related party	(384)
Redemptions payable	(4)
Distributions payable	(1)
Notes payable – related party	(15,000)
Mortgage payable	(4,560)
Issuance of common shares	$51,731

The Company acquired one investment in rental real estate properties in connection with the Merger. The purchase price was allocated to the following assets on a relative fair value basis (amounts in thousands):

As of September 1, 2022
Land	$3,684
Building	3,851
Building improvements	1,494
Intangible lease assets	571
Total	$9,600

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of money market funds as of December 31, 2023 and 2022.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings (Loss) per Share

Basic earnings (loss) per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings (loss) per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income (loss) per common share equals basic net income (loss) per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2023, and 2022.

Offering Costs

Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

Offering costs are amortized ratably as a reduction to members’ equity based on the proportion of gross proceeds raised to the total gross proceeds expected to be raised when the Offering is complete. As of December 31, 2023, and 2022, approximately $1.6 million and $1.5 million, respectively, of offering costs had been amortized and were included in the consolidated statements of members’ equity.

During the years ended December 31, 2023, and 2022, the Company directly incurred offering costs of approximately $72,000 and $96,000, respectively. Approximately $0 and $3,000 were payable as of December 31, 2023, and 2022, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a VIE and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of December 31, 2023 and 2022, we did not have any VIEs.

Distributions received from an equity method investee are recognized as a reduction in the carrying amount of the investment. If distributions are received from an equity method investee that would reduce the carrying amount of an equity method investment below zero, the Company evaluates the facts and circumstances of the distributions to determine the appropriate accounting for the excess distribution, including an evaluation of the source of the proceeds and implicit or explicit commitments to fund the equity method investee. The excess distribution is either recorded as a gain from equity method investee, or in instances where the source of proceeds is from financing activities or the Company has a significant commitment to fund the investee, the excess distribution would result in an equity method liability and the Company would continue to record its share of the equity method investee’s earnings and losses. When the Company does not have a significant requirement to contribute additional capital over and above the original capital commitment and the carrying value of the investment in the unconsolidated venture is reduced to zero, the Company discontinues applying the equity method of accounting unless the venture has an expectation of an imminent return to profitability. If the venture subsequently reports net income, the equity method of accounting is resumed only after the Company’s share of that net income equals the share of net losses or distributions not recognized during the period the equity method was suspended.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2023 and 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Real Estate Debt Investments

Our real estate debt investments are generally classified as held to maturity, as we have both the intent and ability to hold these investments until maturity. Accordingly, these assets are carried at cost, net of unamortized loan origination costs and fees, discounts, repayments and unfunded commitments, if applicable, unless such loans or investments are deemed to be impaired. The Company’s real estate debt investments are subject to periodic analysis for potential credit loss.

For purposes of determining our allowance for credit losses, we pool financial assets that have similar risk characteristics. We have aggregated our financial assets by financial instrument type, but have a limited history of incurred losses and consequently have elected to utilize a probably of default (“PD”) and loss given default (“LGD”) methodology. The Company’s determination of credit losses is based on several factors, including but not limited to historical loss experience, current and expected market conditions, as well as reasonable and supportable forecasts regarding the borrower’s intent and ability to repay principal and interest over the term of the loan. Periodically, the Company may identify an individual loan for impairment. When we identify a loan impairment, the loan is written down to the present value of the expected future cash flows. In cases where expected future cash flows are not readily determinable, the loan is written down to the fair value of the underlying collateral. We may base our valuation on a loan’s observable market price, if available, or the fair value of the collateral, net of selling costs, if the repayment of the loan is expected to be provided solely by the sale of the collateral. As of December 31, 2023, and 2022, no real estate debt investments had an associated credit loss.

We have certain investments that are legally structured as equity investments in subsidiaries with rights to receive preferred economic returns (referred to throughout these consolidated financial statements as “preferred equity” investments). We report these investments as real estate debt investments when the common equity holders have a contractual obligation to redeem our preferred equity interest at a specified date.

Investment in Rental Real Estate Properties

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, acquired in-place leases, above- and below-market leases, and other identified intangible assets) and assumed liabilities, and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant.

The amortization of in-place leases is recorded to amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangible is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 55 years
Site improvements	10 – 20 years
Furniture, fixtures and equipment	5 – 9 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of the investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2023, and 2022, no such impairment occurred.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting period. We have not designated any derivative financial instruments as cash flow hedges; therefore, these derivative financial instruments do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate cap agreements are recognized immediately through earnings and are recorded in our consolidated statements of operations as “(Decrease) increase in fair value of derivative financial instruments”.

Deferred Leasing Costs

We capitalize and amortize direct and incremental costs associated with the successful negotiation of leases, on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Intangible lease assets, net” on the consolidated balance sheets. We record the amortization of deferred leasing costs in “Depreciation and amortization” on the consolidated statements of operations. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Debt Issuance Costs

We amortize debt issuance costs using the straight-line method which approximates the effective interest rate method, over the estimated life of the related mortgage payable. We record debt issuance costs related to loans payable, net of amortization, on our consolidated balance sheets as an offset to their related loan payable. We record the amortization of all debt issuance costs as interest expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular. In the event that we amend, suspend, or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and has operated as such, commencing with the taxable year ending December 31, 2016. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income.

On February 1, 2021, we formed a TRS, Fundrise Equity REIT TRS, LLC (“Equity REIT TRS”), to facilitate the disposition of certain investments. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2023, and 2022. No gross deferred tax assets or liabilities have been recorded as of December 31, 2023, and 2022.

As of December 31, 2023, the tax period for the taxable year ending December 31, 2020 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of December 31, 2023, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
2024	$450
2025	461
2026	471
2027	482
2028	493
Thereafter	420
Total	$2,777

For the years ended December 31, 2023, and 2022, there were no tenants that accounted for greater than 10% of contractual rental revenue. The majority of our rental revenue is recognized from short-term multifamily leases.

Interest revenue is recognized on an accrual basis and any related premium, discount, origination costs and fees are amortized over the life of the investment using the effective interest method. Interest revenue is recognized on real estate debt investments classified as held to maturity securities.

Other revenue consists of utility reimbursements, damages, termination fees, administrative and late fees, and money market dividend revenue. Money market dividend revenue is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

Other Income

Sales of investments in equity method investees are recognized when we have surrendered control. Once control has been surrendered, the recorded amounts of the transferred investment are derecognized, all proceeds received from the transfer are recognized, and any gain or loss on the transfer are recognized. Gains or losses from equity method investees are recorded within “Equity in earnings” in the consolidated financial statements.

Equity securities are recorded at fair value on the purchase date and are subsequently remeasured to fair value at each reporting period. Gain or loss on sale of investment in equity securities is recognized when the securities are sold, as determined on a specific identification basis. Gains or losses from equity securities are recorded within “Gain (loss) on equity securities” in the consolidated financial statements.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (“Topic 848”), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provided optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued Accounting Standards Update 2022-06 (“ASU 2022-06”) deferring the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. These ASUs are now effective for all entities from March 12, 2020 through December 31, 2024. The Company elected certain optional expedients as of January 1, 2022 related to contract modifications, which were accounted for as a continuation of the existing contract and prospectively adjusted effective interest rates of any impacted agreements. We will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

In November 2023, the FASB issued Accounting Standards Update (“ASU 2023-07”), which expands segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker and included within each reported measure of segment profit or loss, an amount and description of its composition for other segment items, and interim disclosures of a reportable segment’s profit or loss and assets. Additionally, all disclosure requirements under the guidance are also required for entities with a single reportable segment. The amendment is effective for fiscal years beginning after December 15, 2023, and for interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company is evaluating the standard to determine its impact on the Company’s disclosures.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Beginning balance	$106,717	$83,946
Additional investments in equity method investees (1)	2,258	51,431
Repayment of equity method investees (2)	-	(24,534)
Distributions from equity method investees (3)	(6,447)	(62,627)
Equity in earnings (losses) of equity method investees (2)(3)	1,073	58,501
Ending balance	$103,601	$106,717

(1)

During the year ended December 31, 2022, the Company acquired three equity method investments totaling approximately $45.9 million in connection with the Merger (see Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition- 2022 for more information about the Merger) and contributed approximately $5.5 million in additional capital to existing investments. Additional capital was contributed during the year ended December 31, 2023.

(2)

On June 21, 2022, Grand Reserve at Pavilions (EMIF-Fundrise JV LP) sold the Ascend at 1801 Property for a sales price of approximately $103.0 million. Proceeds from the sale totaled approximately $64.9 million, net of repayment of $35.2 million of outstanding senior loans, and closing costs of approximately $3.2 million. Our distribution received from the sale totaled approximately $24.5 million. As a result of this sale, the Company recognized a gain on disposition of equity method investees of approximately $19.5 million during the year ended December 31, 2022, which is recognized within equity in earnings.

(3)	On August 12, 2022, the Aspect Promenade JV LP sold The EnV Property for a sales price of approximately $110.0 million. Proceeds from the sale totaled approximately $70.6 million, net of repayment of approximately $37.6 million of outstanding senior loans and closing costs of approximately $2.2 million. Our distribution received from the sale totaled approximately $31.1 million. On September 14, 2022, the Aspect Promenade JV LP sold The Aspect Property for a sales price of approximately $127.5 million. Proceeds from the sale totaled approximately $74.7 million, net of repayment of $50.7 million of outstanding senior loans, and closing costs of approximately $2.0 million. Our distribution received from the sale totaled approximately $22.8 million. The Aspect Promenade JV LP continues to own and operate Sterling Town Center.

As of December 31, 2023 and 2022, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2016, a 90% non-controlling member interest in Fundrise Peak I, LLC, whose activities are carried out through the following wholly-owned asset: The Villas at Meadow Springs, an apartment complex located in Richland, WA.

(2)	Acquired in 2018, a 60.8% non-controlling member interest in Aspect Promenade JV LP, whose activities are carried out through the following wholly-owned assets: The Aspect Apartments, an apartment complex in Kissimmee, FL; The EnV Apartments, an apartment complex in Hollywood, FL. On March 3, 2019, an existing bridge loan between Fundrise Midland Opportunistic REIT, LLC, a related party, and Aspect Promenade JV LP related to The Sterling Tower Center, an apartment complex, in Raleigh, NC, converted into additional ownership of the Aspect Promenade JV LP after receiving approval from HUD. This conversion diluted our member interest in the Aspect Promenade JV LP to 44.1%. On August 12, 2022, the Aspect Promenade JV LP sold The EnV Property and on September 14, 2022, the Aspect Promenade JV LP sold The Aspect Property. The Aspect Promenade JV LP continues to own and operate Sterling Town Center. Subsequent to achieving return hurdles defined in the joint venture agreement and as of December 31, 2023, the Company’s limited partner percentage interest is 27.6%.

(3)	Acquired in 2019, a 60% non-controlling member interest in Amira JV LP, whose activities are carried out through the following wholly-owned asset: Westly Shores Property, a single stabilized garden-style multifamily project in Tampa, FL.

(4)	Acquired in 2019, a 13.03% non-controlling member interest in FR-ICG EVO Parent LLC, whose activities are carried out through the following wholly-owned asset: EVO property, a mid-rise multifamily property in Las Vegas, NV.

(5)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interests. As of December 31, 2023 and 2022, the carrying value of the Company’s equity method investment in National Lending was approximately $18.5 million and $17.5 million, respectively. See Note 11, Related Party Arrangements for further information regarding National Lending.

(6)	Acquired in 2021, a 95% non-controlling member interest in FR-PC Lexington JV LLC, whose activities are carried out through the following wholly-owned asset: Lexington Property, a stabilized garden-style multifamily property in Lithonia, GA.

(7)	Acquired in 2021, a 90% non-controlling member interest in FR-MP Trellis JV LLC, whose activities are carried out through the following wholly-owned asset: Trellis Property, a stabilized garden-style multifamily property in Marietta, GA.

(8)	Acquired in 2022, in connection with the Merger (see Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition - 2022 for more information about the Merger):

•	A 70% non-controlling member interest in FR-McDowell Quail JV LLC, whose activities are carried out through the following wholly-owned asset: Dwell at Carmel, a garden-style multifamily complex in Charlotte, NC.

•	An 85% non-controlling member interest in FR-MP Chase JV LLC, whose activities are carried out through the following wholly-owned asset: Chase Heritage, a garden-style multifamily complex in Sterling, VA.

•	A 32% non-controlling member interest in Alon JV LP, whose activities are carried out through the following wholly-owned asset: Alon at Castle Hills, a garden-style multifamily complex in San Antonio, TX.

As of and for the years ended December 31, 2023 and 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	As of December 31, 2023	As of December 31, 2022
Real estate assets, net	$437,129	$444,003
Other assets(1)	87,132	87,327
Total assets	$524,261	$531,330

Mortgage notes payable, net	$329,968	$323,752
Other liabilities	6,000	5,407
Equity	188,293	202,171
Total liabilities and equity	$524,261	$531,330
Company’s equity investment(2)	$103,601	$106,717

(1)	As of December 31, 2023 and 2022, approximately $57.3 million and $40.5 million of Other assets are promissory notes receivable from other eREITs held by the Company’s equity method investment in National Lending, respectively. See Note 11, Related Party Arrangements for further information regarding National Lending.

(2)	The Company’s equity investment includes amortization of basis differences recognized as of December 31, 2023 and 2022.

Condensed income statement information:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Total revenue	$55,922	$65,113
Total expenses	33,895	50,930
Other income (expense)	(18,448)	100,482
Net income	$3,579	$114,665
Company’s equity in net income of investee (1)(2)(3)	$1,073	$58,501

(1)	The Company’s equity in net income of investee is comprised of a $353,000 and $698,000 gain that is the result of distributions in excess of equity investment in the Fundrise Peak I, LLC entity for the years ended December 31, 2023 and 2022, respectively.

(2)	The Company’s equity in net income of investee includes an approximate $19.5 million gain on sale of investment and the Company’s share of an approximate $114.0 million gain on the sale of real estate recorded by the investee for the year December 31, 2022.

(3)	The equity in earnings (losses) of investee includes amortization of basis differences recognized for the years ended December 31, 2023 and 2022.

4.	Real Estate Debt Investments

The following table describes our real estate investment activity (amounts in thousands):

Real Estate Debt Investments:	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Beginning balance	$23,929	$8,054
Interest revenue received in kind (1)	1,283	2,718
Investments (1)	-	13,157
Repayments (2)	(16,230)	-
Ending balance	$8,982	$23,929

(1)

One new debt investment, including accrued interest revenue received in kind, was acquired by the Company on September 1, 2022 in connection with the Merger. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition - 2022 for more information about the Merger. There were no new investments during the year ended December 31, 2023.

(2)	During the year ended December 31, 2023, one debt investment was repaid in full, including the payment of interest received in kind. There were no investments repaid during the year ended December 31, 2022.

As of December 31, 2023 and 2022, there were no discount or origination costs or fees that were includable in the carrying value of our real estate debt investments.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the period. Interest revenue received in kind is presented within “Real estate debt investments” in these consolidated financial statements.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2023 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Preferred equity	1	$8,982	$-	$8,982
Balance as of December 31, 2023	1	$8,982	$-	$8,982

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents the Company’s investments in real estate debt investments as of December 31, 2022 (dollar amounts in thousands):

Asset Type	Number	Principal Amount or Cost (1)	Future Funding Commitments	Carrying Value
Mezzanine debt	1	$15,436	$-	$15,436
Preferred equity	1	$8,493	$-	$8,493
Balance as of December 31, 2022	2	$23,929	$-	$23,929

(1)	This includes the stated amount of funds disbursed to date, interest that is contractually converted into principal, and interest revenue received in kind.

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2023, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Preferred equity	1	$-	$8,982	$-	$-
Balance as of December 31, 2023	1	$-	$8,982	$-	$-

The following table presents certain information about the Company’s investments in real estate debt investments, as of December 31, 2022, by contractual maturity grouping (dollar amounts in thousands):

Asset Type	Number	Amounts Maturing Within One Year	Amounts Maturing After One Year Through Five Years	Amounts Maturing After Five Years Through Ten Years	Amounts Maturing After Ten Years
Mezzanine debt	1	$15,436	$-	$-	$-
Preferred equity	1	$-	$-	$8,493	$-
Balance as of December 31, 2022	2	$15,436	$-	$8,493	$-

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considered investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” As of December 31, 2023 and 2022, all investments were considered to be performing, as such, no impairment charges have been recorded. In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

5.	Investments in Rental Real Estate Properties

The following table presents the Company’s investments in rental real estate properties, net (amounts in thousands):

	As of December 31, 2023	As of December 31, 2022
Land	$18,008	$18,008
Building and building improvements	82,603	82,577
Site improvements	5,087	5,004
Furniture, fixtures and equipment	2,959	2,839
Total gross investment in rental real estate properties	$108,657	$108,428
Less: Accumulated depreciation	(6,250)	(3,913)
Total investment in rental real estate properties, net	$102,407	$104,515

As of December 31, 2023 and 2022, we had invested in three rental real estate properties which consist of the following:

(1)	In December 2020, the Company directly acquired ownership of a wholly-owned subsidiary which purchased a residential subdivision consisting of 124 single-family rental homes and totaling approximately 197,000 rentable square feet (the “AP98 Property”) located in Conroe, TX, for a purchase price of approximately $32.3 million.

(2)	In April 2021, the Company directly acquired ownership of a majority-owned subsidiary, the West Kernan Investment, which purchased the West Kernan Property, for a purchase price of approximately $66.3 million.

(3)	In September, 2022, the Company acquired ownership of a wholly-owned subsidiary (the “A93 Investment”) located in Capitol Heights, MD in connection with the Merger, with a relative fair value of $9.0 million, excluding approximately $571,000 of intangible lease assets. Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger.

As of December 31, 2023 and 2022, the carrying amount of our investment in rental real estate properties included capitalized transaction costs of approximately $2.3 million, which includes acquisition fees paid to the Sponsor of approximately $1.3 million.

For the years ended December 31, 2023 and 2022, the Company recognized approximately $2.3 million and $2.2 million of depreciation expense, respectively, on our investments in rental real estate properties.

6.	Intangible Lease Assets

The Company’s intangible lease assets consist of in-place leases and deferred leasing costs primarily related to acquisition of the A93 Property resulting from the Merger. In-place leases and deferred leasing costs are classified as “Intangible lease assets, net” on our consolidated balance sheets.

As of December 31, 2023 and 2022, in-place leases, net, were approximately $351,000 and $396,000, respectively. In-place lease assets are amortized over the life of the lease. For the years ended December 31, 2023 and 2022 amortization of in-place lease assets was approximately $45,000 and $20,000, respectively, and is included in depreciation and amortization in the consolidated statements of operations.

As of December 31, 2023 and 2022, deferred leasing costs, net were approximately $132,000 and $148,000, respectively. Deferred leasing costs are amortized over the remaining term of the respective leases. For the years ended December 31, 2023 and 2022, amortization of deferred leasing costs was approximately $16,000 and $7,000, respectively, and is included in depreciation and amortization in the consolidated statements of operations.

7.	Distributions

Distributions are calculated based on members of record each day during the respective distribution periods. During the years ended December 31, 2023 and 2022, the Company’s total distributions declared to members, the Sponsor, and its affiliates were approximately $4.6 million and $57.0 million respectively. Of these amounts, approximately $7,000 and $78,000 in distributions were declared to related parties for the years ended December 31, 2023 and 2022, respectively. Of the distributions declared during the years ended December 31, 2023 and 2022, approximately $3.3 million and $4.6 million, respectively, were paid or reinvested. Approximately $1.3 million and $52.4 million remained payable as of December 31, 2023 and 2022, respectively.

8.	Mortgages Payable

The following is a summary of the mortgage notes secured by the Company’s investments in rental real estate properties as of December 31, 2023 and 2022 (dollar amounts in thousands):

Borrower	Interest Rate	Maturity Date	Principal Balance at December 31, 2023	Principal Balance at December 31, 2022
West Kernan Investment (1)	SOFR* + 2.31%	06/01/2032	$40,550	$40,550
AP98 Investment (2)	SOFR* + 2.46%	07/01/2032	$15,069	$15,069
A93 Investment(3)	SOFR* + 2.46%	12/10/2025	$4,555	$4,560

*	SOFR represents the Daily Simple Secured Overnight Financing Rate established per the loan agreement.

(1)	On May 25, 2022, the West Kernan Investment refinanced its $36.1 million mortgage loan via a $40.6 million Freddie Mac senior loan from KeyBank. The $40.6 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.31% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement.

(2)	On June 2, 2022, the AP98 Investment refinanced its $17.5 million bridge loan via a $15.1 million Freddie Mac senior loan with Key Bank. The $15.1 million senior loan features a 10-year term and 5 years interest-only at a floating rate of 2.46% over SOFR. The remaining unamortized principal balance will be due at maturity. The Company is named as a guarantor in this loan agreement.

(3)	In connection with the Merger, the Company assumed a mortgage note in the principal amount of $4.6 million secured by the A93 Investment. The mortgage loan required monthly, interest-only payments until December 10, 2023, with subsequent interest and principal payments through the maturity date. The loan contains various financial and non-financial covenants, such as general liquidity and net worth requirements. The Company is named as a guarantor in this loan agreement.

Debt issuance costs are being amortized over the loan term on the straight-line method, which approximates the effective interest method. As of December 31, 2023 and 2022, total debt issuance costs incurred were approximately $690,000, respectively. Amortized debt issuance costs are reflected on the consolidated balance sheets as a reduction to the related mortgage notes payable. The carrying value of the unamortized debt issuance costs as of December 31, 2023 and 2022 were approximately $581,000 and $650,000, respectively. For the years ended December 31, 2023 and 2022 amortization of debt issuance costs was approximately $69,000 and $144,000, respectively, and is included within interest expense in the consolidated statements of operations.

During the years ended December 31, 2023 and 2022, we incurred interest expense related to mortgage notes payable of approximately $3.8 million and $1.9 million, respectively.

The following table presents the future principal payments due under the Company’s mortgage notes as of December 31, 2023 (amounts in thousands):

Year	Amount
2024	$65
2025	4,490
2026	-
2027	434
Thereafter	55,185
Total	$60,174

9.	Derivative Financial Instruments

During the year ended December 31, 2022, we entered into two interest rate cap agreements to manage our exposure to interest rate risk on our variable rate debt (see Note 8, Mortgages Payable). We paid a premium of approximately $288,000 for the interest rate cap related to the West Kernan Investment, which has a notional amount of approximately $40.6 million and a strike rate of 4.19%. Similarly, we paid a premium of approximately $159,000 for the interest rate cap related to the AP98 Investment, which has a notional amount of approximately $15.1 million and a strike rate of 3.79%.

We also assumed one interest rate cap agreement in connection with the Merger related to the A93 Investment. The interest rate cap instrument had a fair value at the time of the merger of $415,000 and has a notional amount of $4.6 million and a strike rate of 0.25%. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger.

The interest rate cap instruments are not for trading or other speculative purposes.

During the year ended December 31, 2023, we did not enter into any new derivative financial instruments.

All interest rate cap agreements mature in 2025. We have not designated the interest rate caps as cash flow hedges; therefore, the derivatives do not qualify for hedge accounting. Accordingly, changes in the fair value of the interest rate caps are recognized immediately through earnings. For the years ended December 31, 2023 and 2022, we recognized an unrealized (loss) gain on the interest rate cap instruments of approximately ($449,000) and $542,000, respectively, which is recorded as “(Decrease) increase in fair value of derivative financial instruments” in our consolidated statements of operations.

The fair value of our derivatives is estimated based on observable market inputs, such as interest rate, term to maturity and volatility, as well as unobservable inputs, such as estimates of current credit spreads. The fair value of our derivatives as of December 31, 2023 and 2022 are shown below (dollar amounts in thousands):

Derivative Instrument	Notional Amount	Effective Date	Maturity Date	Fair Value as of December 31, 2023	Fair Value as of December 31, 2022
Interest Rate Cap – West Kernan Investment	$40,550	05/24/2022	06/01/2025	$401	$602
Interest Rate Cap – AP98 Investment	$15,069	06/01/2022	06/03/2025	$215	$314
Interest Rate Cap – A93 Investment	$4,560	09/01/2022	12/10/2025	$339	$488
Total derivative instruments				$955	$1,404

10.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2023 and 2022, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, derivative financial instruments, real estate debt investments (inclusive of interest revenue received in kind), and mortgage notes payable. The Company’s cash and cash equivalents and restricted cash approximate their fair values due to their short-term nature (Level 1).

The only assets as of December 31, 2023 and 2022, that are recorded at fair value on a recurring basis are the derivative financial instruments. As of December 31, 2023 and 2022, management estimated the fair value of our derivative financial instrument to be approximately $955,000 and $1.4 million, respectively. We classify these fair value measurements as Level 2 as we use significant other observable inputs.

As of December 31, 2023 and 2022, the aggregate carrying value of our mortgage payables was approximately $59.6 and $59.5 million, respectively, and management estimated the fair value of our mortgage payable to be approximately $59.9 million and $60.2 million. The aggregate fair value of our mortgage payable is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. The discount rates utilized as of December 31, 2023 and 2022 ranged from 5.2% to 5.4% and 4.75 to 4.95%, respectively.

As of December 31, 2023 and 2022, the aggregate carrying value of our real estate debt investments, inclusive of interest revenue received in kind, was approximately $9.0 million and $23.9 million, respectively, and the aggregate fair values approximated their carrying values. The aggregate fair value of our real estate debt investments including interest revenue received in kind is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The methods utilized generally include a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate (discount rates), loan to value ratios, and expected repayment and prepayment dates. Where inputs are not observable, we review the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques and the use of comparable observable inputs. The discount rate utilized for our debt investments as of December 31, 2023 and 2022 were approximately 10.9% and ranged from 9.5% to 13.0%, respectively.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

11.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager was reimbursed for offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Offering Costs for the amount of offering costs incurred and payable for the years ended December 31, 2023 and 2022.

The Company will reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower in connection with our debt investments, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2023 and 2022, the Manager incurred approximately $11,000 and $62,000 of costs on our behalf, respectively. Approximately $5,000 and $3,000 were due and payable as of December 31, 2023 and 2022, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85% of our net asset value (“NAV”) at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may, in its sole discretion, waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived. During the years ended December 31, 2023 and 2022, we have incurred investment management fees of approximately $2.3 million and $2.5 million, respectively. As of December 31, 2023 and 2022, approximately $544,000 and $712,000, respectively, of investment management fees remain payable to the Manager.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2023 and 2022, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the years ended December 31, 2023 and 2022, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. As of December 31, 2023 and 2022, no disposition expenses are payable to the Manager. For the years ended December 31, 2023 and 2022, no disposition expenses have been incurred.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2023 and 2022, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2023 and 2022, fees of approximately $13,000 and $11,000, respectively, were paid to the Independent Representative as compensation for those services and included within general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held 20,505 shares as of December 31, 2023 and 2022, respectively. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held 653 shares as of December 31, 2023 and 2022, respectively.

During the years ended December 31, 2023 and 2022, the Sponsor incurred approximately $151,000 and $89,000 of operating costs on our behalf, respectively. Approximately $1,000 and $14,000 were due and payable as of December 31, 2023 and 2022, respectively.

For the years ended December 31, 2023 and 2022, the Company paid no acquisition fees to the Sponsor related to investments in real estate properties.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2023 and 2022, we have contributed approximately $16.8 million for a 26.1% and 26.2% ownership in National Lending, respectively. See Note 3, Investments in Equity Method Investees for further information regarding the Company’s ownership interests in National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs, including us, who have contributed in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

In connection with the Merger on September 1, 2022, the Company assumed the following promissory notes that were previously issued to the Target eREIT from National Lending (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Issuance Date	Maturity Date
2021 - A	$3,000	3.50%	09/24/2021	09/24/2022
2021 - B	$2,000	3.50%	11/24/2021	11/24/2022
2021 - C	$4,500	3.50%	12/28/2021	12/28/2022
2022 - A	$1,500	3.50%	01/27/2022	01/27/2023
2022 - B	$1,000	3.75%	05/31/2022	05/31/2023
2022 - C	$1,000	3.75%	06/29/2022	06/29/2023
2022 - D	$2,000	4.50%	08/23/2021	08/23/2023

On September 2, 2022, the Company repaid each of these promissory notes, which included approximately $15.0 million of outstanding principal, and approximately $309,000 of accrued interest. As of December 31, 2023 and 2022, no principal or interest was payable to National Lending.

During the year ended December 31, 2023, the Company did not enter into any additional promissory notes with National Lending. Therefore, there was no interest expense incurred for the year December 31, 2023.

12.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

13.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any material litigation likely to occur that we currently assess as being significant to us.

Liquidation Support

Our target liquidating distribution is equal to a 20.00% average, annual non-compounded return as calculated and described below. Our Manager has entered into an agreement to make a payment to us of up to $500,000 if the distributions we pay upon liquidation (together with any distributions made prior to liquidation) are less than a 20.00% average annual non-compounded return. More specifically, our Manager will make the following payments to us upon liquidation if we are unable to achieve an average annual non-compounded return of at least 20.00%:

Average Annual Non-Compounded Return	Liquidation Support Payment
17.00% or less	$500,000
17.10% to 18.00%	$400,000
18.10% to 19.00%	$300,000
19.10% to 19.90%	$200,000
20.00% or greater	$-

14.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 25, 2024 for potential recognition or disclosure.

Offering

As of April 25, 2024, we had raised total gross offering proceeds of approximately $257.2 million from settled subscriptions (including the proceeds received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and the approximately $10.0 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 19.9 million of our common shares.

National Lending

On March 28, 2024, National Lending issued a new promissory note to the Company for a total maximum principal amount of $7.0 million. The note bears a 6.50% interest rate per annum and matures on March 28, 2025. As of April 25, 2024, approximately $5.1 million of principal was outstanding.

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
2.2*	Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Form 1-SA on September 22, 2023)
4.1*	Form of Subscription Agreement (incorporated by reference to the copy thereof filed as Appendix A to the Company’s Offering Circular on Form 1-A filed with the SEC on July 28, 2021)
6.1*	Form of License Agreement between Fundrise Equity REIT, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.2*	Form of Liquidation Support Agreement between Fundrise Equity REIT, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.3*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A on December 15, 2015)
6.4*	Form of Servicing Agreement between Fundrise Equity REIT, LLC and Fundrise Servicing, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.4 to the Company’s Offering Circular on Form 1-A/A on December 30, 2015)
6.5*	Form of Agreement of Merger and Plan of Reorganization between Fundrise Equity REIT, LLC and Fundrise Balanced eREIT, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.5 to the Company’s Form 1-A on July 8, 2022)

*	Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized on April 25, 2024.

Fundrise Equity REIT, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 25, 2024
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of
Alison A. Staloch	Fundrise Advisors, LLC	April 25, 2024
(Principal Financial Officer and
Principal Accounting Officer)